Exhibit 99.5

PRESS RELEASE

TEMBEC REPORTS FINANCIAL RESULTS FOR ITS SECOND QUARTER ENDED MARCH 30, 2013

Montreal, Quebec, April 29, 2013: Consolidated sales for the three-month period ended March 30, 2013, were $407 million, unchanged from the same quarter a year ago. The Company generated a net loss of $26 million or $0.26 per share in the March 2013 quarter compared to a net loss of $14 million or $0.14 per share in the March 2012 quarter. The financial results for the most recent quarter include a non-cash impairment charge of $22 million related to an asset held for sale. Operating earnings before depreciation, amortization and other items (adjusted EBITDA) was $24 million for the three-month period ended March 30, 2013, as compared to adjusted EBITDA of $2 million a year ago and adjusted EBITDA of $19 million in the prior quarter.

Business Segment Results

The Specialty Cellulose Pulp segment generated adjusted EBITDA of $14 million on sales of $120 million for the quarter ended March 30, 2013, compared to adjusted EBITDA of $18 million on sales of $103 million in the prior quarter. The $14 million increase in pulp sales was due to higher shipments of viscose grades. Demand for specialty grades was flat and US and euro prices were relatively unchanged quarter-over-quarter. However, with the Canadian dollar weakening by 1.8% versus the US dollar and 3.6% versus the euro, Canadian dollar equivalent pricing increased by $52 per tonne. The viscose grade market remains oversupplied and prices continued to decline in the March quarter. Canadian dollar equivalent pricing declined by $76 per tonne. Overall, pricing was slightly favourable, improving adjusted EBITDA by $1 million. Mill manufacturing costs declined by $5 million. The prior quarter had absorbed the cost of the Temiscaming mill’s annual maintenance shutdown. However, this improvement was more than offset by the negative mix variance associated with the shipment of higher volumes of viscose grade pulp.

The Forest Products segment generated adjusted EBITDA of $7 million on sales of $104 million for the quarter ended March 30, 2013, compared to adjusted EBITDA of $2 million on sales of $101 million in the prior quarter. Sales increased by $3 million due to higher selling prices for lumber, partially offset by lower shipments. Lumber shipments were equal to 76% of capacity versus 84% in the prior quarter. The decrease was due primarily to seasonal and logistic issues. Market conditions continued to improve as the quarter progressed. US $ reference prices for random lumber increased by US $58 per mbf while stud lumber increased by US $50 per mbf. Currency was also favourable as the Canadian dollar weakened versus the US dollar. The combined effect increased sales and adjusted EBITDA by $9 million or $53 per mbf. Mill level costs increased by $4 million. The winter months are seasonally lower productivity and higher cost periods.

The Paper Pulp segment generated adjusted EBITDA of $4 million on sales of $122 million for the quarter ended March 30, 2013, compared to nil adjusted EBITDA on sales of $117 million in the prior quarter. The $5 million increase in sales was due to higher prices and shipments of Northern Bleached Softwood Kraft (NBSK) pulp, partially offset by lower shipments of high-yield pulp. The benchmark price (delivered China) for NBSK increased by US $16 per tonne while reference prices for bleached eucalyptus kraft (BEK) increased by US $50 per tonne. Currency was also a slight positive as the Canadian dollar weakened versus the US dollar. Overall, average paper pulp prices increased by $15 per tonne, improving adjusted EBITDA by $3 million. Paper pulp shipments were equal to 98% of capacity, unchanged from the prior quarter. Manufacturing costs were relatively unchanged quarter-over-quarter.

The Paper segment generated adjusted EBITDA of $5 million on sales of $87 million for the quarter ended March 30, 2013, compared to adjusted EBITDA of $6 million on sales of $78 million in the prior quarter. Higher coated bleached board and newsprint shipments caused the $9 million increase in sales. In terms of markets, coated bleached board was relatively stable. The newsprint market weakened due to continued lower North American demand combined with the restart of previously idled capacity. The US $ reference prices for coated bleached board declined by US $20 per short ton while the US $ reference price for newsprint declined by US $25 per tonne. This was the first newsprint price change since October 2010. Currency was a positive as the Canadian dollar weakened versus the US dollar. The net effect was a small reduction in average newsprint price, reducing adjusted EBITDA by $1 million. Coated bleached board shipments were equal to 97% of capacity as compared to 86% in the prior quarter. The shipment to capacity percentage for newsprint was 99%, compared to 89% in the prior quarter. Manufacturing costs were relatively unchanged quarter-over-quarter.

Temiscaming Specialty Cellulose Project Update

In March 2012, the Company announced a $190 million capital investment to upgrade its specialty cellulose mill in Temiscaming, Quebec. The project includes the replacement of three low-pressure boilers with a single new high-pressure boiler designed to burn waste sulphite liquor generated by the specialty cellulose manufacturing process. The project also includes the installation of a new 50-megawatt electrical turbine.

The project cost and schedule have recently been revised and now reflect a budget of $235 million with project completion expected in September 2014. The decision to purchase a larger and more efficient boiler was the major factor influencing the increased cost. The estimated project benefits have also been revised from $42 million to $48 million per year.

Assets Held for Sale

The current period balance sheet classifies the assets and liabilities related to the Skookumchuck Northern Bleached Softwood Kraft (NBSK) pulp mill as “held for sale”. This reclassification is required by IFRS as the Company is currently engaged in a formal sales process and expects to sell the facility within the twelve-month time frame specified under IFRS rules.

Outlook

Overall, the March 2013 quarterly results were in line with expectations. The Forest Products segment results improved on stronger pricing, which more than offset the seasonally higher cost winter period. The quarter ended very positively with stud lumber prices increasing to the same level as random lumber prices. As expected, the continued gradual recovery in United States new home construction has had a very positive effect on lumber prices. We expect this trend to continue for the next several quarters. Specialty Cellulose Pulp segment results were negatively impacted by a relatively high percentage of viscose grade shipments as well as higher costs at the Temiscaming pulp mill. While pricing for specialty grades remained stable, demand has been softer than anticipated. We continue to assess the market with our customers and are adjusting our production plans accordingly. We anticipate that it will be one or two quarters before we see an increase in demand for specialty grades. Market conditions for viscose grade prices continued to trend downwards. The latter market is currently under pressure as new capacity is exceeding demand growth. The Company will continue to maintain a relatively modest exposure of 30,000 to 40,000 tonnes per year to the viscose market. The return of the Paper Pulp segment to positive adjusted EBITDA was encouraging, but the market remains relatively soft with no clear direction. While we have seen the implementation of small increment price increases, we expect new capacity will cause this market to remain challenging. Paper segment results declined as newsprint prices saw their first decline in nearly two and half years. Recently restarted newsprint capacity combined with continued declining North American demand have had a predictable effect on prices. The Company continues with its capital expenditure program, with a strong emphasis on its two specialty cellulose mills. The cornerstone of the program is the high-pressure boiler and turbine to be installed at the Temiscaming, Quebec, site. The project will materially improve the mill’s cost structure and margins. A total of $94 million has been spent on the Temiscaming specialty cellulose project to the end of the March 2013 quarter. The assets and liabilities of the Skookumchuck, BC, NBSK pulp mill have been classified as held for sale. The completion of the sale of the pulp mill will be a priority for the Company.

Tembec is a manufacturer of forest products – lumber, pulp, paper and specialty cellulose – and a global leader in sustainable forest management practices. Principal operations are in Canada and France. With annual sales of approximately $2 billion, Tembec has 3,700 employees and is listed on the TSX (TMB). The full quarterly report, including the interim Management Discussion and Analysis, the interim financial statements and the accompanying notes for the quarter ended March 30, 2013, can be obtained on Tembec’s website at www.tembec.com or on SEDAR at www.sedar.com.

This press release includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect” and “project”, the negative or variations thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in the Company’s periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation.

Investor Contact:	Michel J. Dumas
Executive Vice President, Finance and CFO
Tel: 819 627-4268
E-mail: michel.dumas@tembec.com

Media Contact:	Linda Coates
Vice President, Human Resources and Corporate Affairs
Tel.: 416 775-2819
E-mail: linda.coates@tembec.com